Exhibit 2
                                                                       ---------

For Immediate Release                                            30 October 2009


                                 WPP PLC ("WPP")

    WPP acquires majority stake in digital agency, mInteraction, in Thailand


WPP announces that it will acquire a 51% stake in mInteraction Company Limited, one of the leading digital agencies in Thailand, subject to obtaining all relevant regulatory approvals. mInteraction will form part of GroupM, the leading global media investment management parent company.

Founded in 2007, mInteraction employs 45 people and clients include Cadbury, Ford, Nike, Sony and Unilever.

mInteraction's  audited  revenues  for the year ended 31 December  2008 were THB
35.4 million, with gross assets at the same date of THB 52.3 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media.

Contact:
Feona McEwan, WPP       T. +44 020 7408 2204
www.wpp.com